Mail Stop 6010   July 25, 2008

Yiqing Wan, Chief Executive Officer
Benda Pharmaceutical, Inc.
Room 13, Floor 25, Sunny New World Tower
No. 231 Xin Hua Road, Jianghan District
Wuhan, Hubei, PRC. Post Code 430015

          Re: Benda Pharmaceutical, Inc.
          Registration Statement on Form S-1
          Amendment no. 5 filed July 15, 2008
          File No. 333-144351

Dear Mr. Wan:

          We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Benda Pharmaceutical, Inc. Financial Statements for the period ended March 31, 2008

Recent Accounting Pronouncements, page F-10

   1. Refer to your response to our comment 5 and your revised disclosure. Please
      update this disclosure to discuss the impact of adopting SFAS 157 and 159 on
      your financial statements. The reference that you are "currently evaluating the

impact this adoption may have" is inappropriate as these standards were effective January 1, 2008.

Benda Pharmaceutical, Inc. Financial Statements for the period ended December 31, 2007

10. Goodwill and Acquisition Cost Payable, page F-19

2. Refer to your response to our comment 7 and we reissue our comment. Please provide in this footnote all the disclosures required by paragraphs 51-57 of FAS 141. For instance, provide a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired company at the acquisition date (paragraph 51 (e)). Please revise your disclosure accordingly.

Exhibit 5

3. Please update this exhibit and related consent to reflect the current Form used to register the securities and the number of shares of common stock covered by the registration statement. In addition, if any further amendments are required, the list of exhibits should indicate where the opinion is located or incorporated by reference.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manaplan, New Jersey 07726